UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2014

Rocky Mountain Chocolate Factory, Inc.

(Exact name of registrant as specified in charter)

Delaware	333-200063	47-1535633
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

265 Turner Drive

Durango, Colorado 81303

(Address, including zip code, of principal executive offices)

Registrant's telephone number, including area code: (970) 259-0554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01     Entry into a Material Definitive Agreement.

On November 10, 2014, Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (“RMCF”), Rocky Mountain Chocolate Factory, Inc., a Delaware corporation and wholly-owned subsidiary of RMCF (“Newco”), and RKB Merger Corp., a Colorado corporation and wholly-owned subsidiary of Newco (“MergerCo”), entered into an Agreement and Plan of Merger (the “Reorganization Agreement”), that provides for the merger (the “Merger”) of RMCF with MergerCo, with RMCF surviving the Merger as a wholly-owned subsidiary of Newco, and the conversion of each share of common stock, par value $0.03 per share, of RMCF (“RMCF Common Stock”) (including the associated preferred stock purchase right) issued and outstanding immediately prior to the effective time of the Merger, into one duly issued, fully paid and non-assessable share of common stock, par value $0.001 per share , of Newco (“Newco Common Stock”), including the associated preferred stock purchase right (collectively with the other transactions contemplated by the Reorganization Agreement, the “Reorganization”). In addition, each outstanding option to purchase or other right to acquire shares of RMCF Common Stock would automatically convert into an option to purchase or right to acquire, upon the same terms and conditions, an identical number of shares of Newco Common Stock.

Upon completion of the Reorganization, Newco, a Delaware corporation, would, in effect, replace RMCF, a Colorado corporation, as the publicly held corporation traded on the NASDAQ Global Select Market under the symbol “RMCF”, and the holders of RMCF Common Stock would hold the same number of shares and same ownership percentage of Newco after the Reorganization as they held of RMCF immediately prior to the Reorganization.

The directors and executive officers of Newco immediately following the Reorganization would be the same individuals who were directors and executive officers, respectively, of RMCF immediately prior to the Reorganization.

The boards of directors of RMCF, Newco and MergerCo have unanimously approved the Reorganization Agreement and the transactions contemplated thereby. The Reorganization Agreement is subject to specified conditions, including approval by RMCF’s shareholders at RMCF’s Annual Meeting of Shareholders (the “Annual Meeting”), which is currently scheduled for Thursday, February 19, 2015. If approved by RMCF’s shareholders at the Annual Meeting and the other conditions set forth in the Reorganization Agreement are satisfied, it is currently expected that the Reorganization would be completed on or about March 1, 2015.

The Reorganization Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the effective time of the merger by action of the board of directors of RMCF if it should determine that for any reason the completion of the transactions provided for therein would be inadvisable or not in the best interest of RMCF or its shareholders.

The Reorganization is intended to be tax-free for RMCF and its shareholders for U.S. federal income tax purposes.

Upon completion of the Reorganization, Newco Common Stock would be deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), Newco would be the successor issuer to RMCF.

The foregoing description of the Reorganization Agreement is not complete and is qualified in its entirety by reference to the Reorganization Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Additional Information and Where to Find It

RMCF and Newco have filed a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed Reorganization. RMCF SHAREHOLDERS ARE URGED TO READ CAREFULLY THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about RMCF, Newco and the proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other filings containing information about RMCF, Newco and the proposed Reorganization can be obtained without charge by directing a request to Rocky Mountain Chocolate Factory, Inc., 265 Turner Drive, Durango, Colorado 81303, Attention: Tracy Wojcik (telephone 970-375-5678) or accessing them on RMCF’s corporate website at www.rmcf.com.

RMCF, its directors, executive officers, certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RMCF in favor of the proposed Reorganization. In addition, RMCF has engaged Georgeson Inc. to aid in the solicitation of proxies for the Annual Meeting, and Georgeson Inc. may solicit proxies by personal interview, mail, telephone, facsimile, email or otherwise. RMCF will pay Georgeson Inc. approximately $10,000 for its proxy solicitation services, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. Solicitations also may be made by mail, email, personal interview, telephone or other electronic transmission by directors, officers and other employees of RMCF without additional compensation.

Additional information regarding the interests of potential participants in the proxy solicitation is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus and other relevant documents that RMCF and Newco have filed and intend to file with the SEC in connection with the Annual Meeting.

On November 10, 2014, RMCF issued a press release relating to the Reorganization. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01     Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1

Agreement and Plan of Merger, dated November 10, 2014, among Rocky Mountain Chocolate Factory, Inc., a Colorado corporation, Rocky Mountain Chocolate Factory, Inc., a Delaware corporation, and RKB Merger Corp.

99.1	Press Release, dated November 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

Date: November 10, 2014	By:	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer,
Chief Financial Officer, Treasurer and Director

EXHIBIT INDEX

Exhibit No.	Description

2.1

Agreement and Plan of Merger, dated November 10, 2014, among Rocky Mountain Chocolate Factory, Inc., a Colorado corporation, Rocky Mountain Chocolate Factory, Inc., a Delaware corporation, and RKB Merger Corp.

99.1	Press Release, dated November 10, 2014.